Filed Pursuant to Rule 433
Registration Statement Number 333-266390
May 1, 2023

COMCAST CORPORATION

$1,000,000,000 4.550% NOTES DUE 2029
$1,000,000,000 4.800% NOTES DUE 2033
$1,600,000,000 5.350% NOTES DUE 2053

$1,400,000,000 5.500% NOTES DUE 2064

Final Term Sheet

Issuer	Comcast Corporation (the “Company”)
Guarantors	Comcast Cable Communications, LLC and NBCUniversal Media, LLC
Issue of Securities	4.550% Notes due 2029 4.800% Notes due 2033 5.350% Notes due 2053 5.500% Notes due 2064
Denominations	$2,000 and multiples of $1,000 in excess thereof
Use of Proceeds	The Company intends to use the net proceeds from the offering to fund the purchase of the securities accepted pursuant to its tender offers (collectively, the “Comcast Tender Offers”) to purchase for cash any and all of its 3.700% Notes due 2024, its Floating Rate Notes due 2024 and its 3.375% Notes due 2025, and the payment of related accrued and unpaid interest, premiums, fees and expenses. In the event that the Comcast Tender Offers are not consummated, or the net proceeds from the offering exceed the amount needed to fund the purchase of the securities accepted pursuant to the Comcast Tender Offers, the Company intends to use such net proceeds from the offering for general corporate purposes, including the repayment of debt.
Indenture	Indenture dated as of September 18, 2013 by and among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of November 17, 2015 by and among the Company, the guarantors named therein and the Trustee and as further amended by the Second Supplemental Indenture dated as of July 29, 2022 by and among the Company, the guarantors named therein and the Trustee.
Trustee	The Bank of New York Mellon
Expected Ratings[1]	Moody’s: A3; S&P: A-; Fitch: A-

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Joint Book-Running Managers	Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.
Co-Managers

Barclays Capital Inc.

BofA Securities, Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Commerz Markets LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

Santander US Capital Markets LLC

TD Securities (USA) LLC

DNB Markets, Inc.

ICBC Standard Bank Plc

PNC Capital Markets LLC

SG Americas Securities, LLC

Academy Securities, Inc.

BNY Mellon Capital Markets, LLC

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

Loop Capital Markets LLC

NatWest Markets Securities Inc.

Scotia Capital (USA) Inc.

Truist Securities, Inc.

AmeriVet Securities, Inc.

C.L. King & Associates, Inc.

MFR Securities, Inc.

Multi-Bank Securities, Inc.

Stern Brothers & Co.

Trade Date	May 1, 2023
Settlement Date	May 9, 2023 (T+6)
Risk Factors	Investing in the notes involves certain risks. See “Item 1A-Risk Factors” beginning on page 24 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.
Concurrent Tender Offers

On May 1, 2023, the Company commenced the Comcast Tender Offers, and Sky Limited commenced a tender offer (the “Sky Tender Offer” and, together with the Comcast Tender Offers, the “Tender Offers”) to purchase for cash any and all of its 3.750% Senior Unsecured Notes due 2024. Sky intends to fund the purchase of the securities accepted pursuant to the Sky Tender Offer with cash on hand. As of the date hereof, there is $2.5 billion aggregate principal amount of the Company’s 3.700% Notes due 2024 outstanding, $500.0 million aggregate principal amount of the Company’s Floating Rate Notes due 2024 outstanding, $993.4 million aggregate principal amount of the Company’s

3.375% Notes due 2025 outstanding and $1.25 billion aggregate principal amount of Sky Limited’s 3.750% Senior Unsecured Notes due 2024 outstanding.

The Tender Offers will expire on May 5, 2023 at 5:00 p.m., unless extended. The offering of the notes is not conditioned upon the completion of any or all of the Tender Offers. However, the Tender Offers are subject to a number of conditions that may be waived or changed. The Company and Sky Limited are permitted, subject to applicable law, to amend, extend, terminate or withdraw the Tender Offers, as applicable, and there can be no assurance that either the Company or Sky Limited will consummate the Tender Offers on the terms described herein or at all.

The foregoing description of the Tender Offers is provided for informational purposes only does not constitute an offer to buy or the solicitation of an offer to sell any securities subject to the Tender Offers.

4.550% Notes Due 2029
Aggregate Principal Amount	$1,000,000,000
Maturity Date	January 15, 2029
Interest Rate	4.550% per annum, accruing from May 9, 2023 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	January 15 and July 15, commencing January 15, 2024
Benchmark Treasury	UST 3.500% due April 30, 2028
Benchmark Treasury Price/Yield	99-11+ / 3.641%
Spread to Benchmark Treasury	+95 bps
Yield to Maturity	4.591%
Optional Redemption

Prior to December 15, 2028 (one (1) month prior to the maturity date of the 4.550% Notes due 2029) (the “2029 Par Call Date”), the Company may redeem the 4.550% Notes due 2029 at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that the 4.550% Notes due 2029 matured on the 2029 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 4.550% Notes due 2029 to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2029 Par Call Date, the Company may redeem the 4.550% Notes due 2029, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 4.550% Notes due 2029 being redeemed plus accrued and unpaid interest thereon to the redemption date.

Additional Issuances	An unlimited amount of additional 4.550% Notes due 2029 may be issued. The 4.550% Notes due 2029 and any additional 4.550% Notes due 2029 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N ED9 / US20030NED93
Public Offering Price	99.784% plus accrued interest, if any, from May 9, 2023
Underwriters’ Discount	0.250%
Net Proceeds to Comcast, Before Expenses	99.534% per $1,000 principal amount of 4.550% Notes due 2029; $995,340,000 total
4.800% Notes Due 2033
Aggregate Principal Amount	$1,000,000,000
Maturity Date	May 15, 2033
Interest Rate	4.800% per annum, accruing from May 9, 2023 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	May 15 and November 15, commencing November 15, 2023
Benchmark Treasury	UST 3.500% due February 15, 2033
Benchmark Treasury Price/Yield	99-08+ / 3.589%
Spread to Benchmark Treasury	+125 bps
Yield to Maturity	4.839%
Optional Redemption

Prior to February 15, 2033 (three (3) months prior to the maturity date of the 4.800% Notes due 2033) (the “2033 Par Call Date”), the Company may redeem the 4.800% Notes due 2033 at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that the 4.800% Notes due 2033 matured on the 2033 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 4.800% Notes due 2033 to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2033 Par Call Date, the Company may redeem the 4.800% Notes due 2033, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 4.800% Notes due 2033 being redeemed plus accrued and unpaid interest thereon to the redemption date.

Additional Issuances	An unlimited amount of additional 4.800% Notes due 2033 may be issued. The 4.800% Notes due 2033 and any additional 4.800% Notes due 2033 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N EE7 / US20030NEE76
Public Offering Price	99.692% plus accrued interest, if any, from May 9, 2023
Underwriters’ Discount	0.400%
Net Proceeds to Comcast, Before Expenses	99.292% per $1,000 principal amount of 4.800% Notes due 2033; $992,920,000 total
5.350% Notes Due 2053
Aggregate Principal Amount	$1,600,000,000
Maturity Date	May 15, 2053
Interest Rate	5.350% per annum, accruing from May 9, 2023 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	May 15 and November 15, commencing November 15, 2023
Benchmark Treasury	UST 4.000% due November 15, 2052
Benchmark Treasury Price/Yield	103-00 / 3.829%
Spread to Benchmark Treasury	+155 bps
Yield to Maturity	5.379%
Optional Redemption

Prior to November 15, 2052 (six (6) months prior to the maturity date of the 5.350% Notes due 2053) (the “2053 Par Call Date”), the Company may redeem the 5.350% Notes due 2053 at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that the 5.350% Notes due 2053 matured on the 2053 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 25 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 5.350% Notes due 2053 to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2053 Par Call Date, the Company may redeem the 5.350% Notes due 2053, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 5.350% Notes due 2053 being redeemed plus accrued and unpaid interest thereon to the redemption date.

Additional Issuances	An unlimited amount of additional 5.350% Notes due 2053 may be issued. The 5.350% Notes due 2053 and any additional 5.350% Notes due 2053 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N EF4 / US20030NEF42
Public Offering Price	99.569% plus accrued interest, if any, from May 9, 2023
Underwriters’ Discount	0.750%
Net Proceeds to Comcast, Before Expenses	98.819% per $1,000 principal amount of 5.350% Notes due 2053; $1,581,104,000 total
5.500% Notes Due 2064
Aggregate Principal Amount	$1,400,000,000
Maturity Date	May 15, 2064
Interest Rate	5.500% per annum, accruing from May 9, 2023 (calculated on the basis of a 360-day year consisting of twelve 30-day months)
Interest Payment Dates	May 15 and November 15, commencing November 15, 2023
Benchmark Treasury	UST 4.000% due November 15, 2052
Benchmark Treasury Price/Yield	103-00 / 3.829%
Spread to Benchmark Treasury	+170 bps
Yield to Maturity	5.529%
Optional Redemption

Prior to November 15, 2063 (six (6) months prior to the maturity date of the 5.500% Notes due 2064) (the “2064 Par Call Date”; and, together with the 2029 Par Call Date, the 2033 Par Call Date and the 2053 Par Call Date, each a “Par Call Date”), the Company may redeem the 5.500% Notes due 2064 at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming that the 5.500% Notes due 2064 matured on the 2064 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 30 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 5.500% Notes due 2064 to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2064 Par Call Date, the Company may redeem the 5.500% Notes due 2064, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 5.500% Notes due 2064 being redeemed plus accrued and unpaid interest thereon to the redemption date.

Additional Issuances	An unlimited amount of additional 5.500% Notes due 2064 may be issued. The 5.500% Notes due 2064 and any additional 5.500% Notes due 2064 that may be issued may be treated as a single series for all purposes under the Indenture.
CUSIP / ISIN	20030N EG2 / US20030NEG25
Public Offering Price	99.530% plus accrued interest, if any, from May 9, 2023
Underwriters’ Discount	0.800%
Net Proceeds to Comcast, Before Expenses	98.730% per $1,000 principal amount of 5.500% Notes due 2064; $1,382,220,000 total

Definition of “Treasury Rate” used for Optional Redemptions

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the applicable Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the applicable Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States

Treasury security maturing on, or with a maturity that is closest to, the relevant Par Call Date, as applicable. If there is no United States Treasury security maturing on the applicable Par Call Date, but there are two or more United States Treasury securities with a maturity date equally distant from the applicable Par Call Date, one with a maturity date preceding such Par Call Date, and one with a maturity date following such Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding the applicable Par Call Date. If there are two or more United States Treasury securities maturing on the applicable Par Call Date, or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of the principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

It is expected that delivery of the notes will be made against payment therefor on or about May 9, 2023, which is the sixth business day following the date hereof (such settlement cycle being referred to as “T+6”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526, Morgan Stanley & Co. LLC at 1-866-718-1649, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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